SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)1

PARTY CITY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

702145103

(CUSIP Number)

SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
11100 SANTA MONICA BOULEVARD, SUITE 210
LOS ANGELES, CALIFORNIA 90025
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 13, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐.

(Continued on the following pages)

Page 1 of 12 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702145103	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SPECIAL VALUE INVESTMENT MANAGEMENT, LLC IRS NO.: 95-4759860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ]
(B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,622,781 SHARES(1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,622,781 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,781 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%(2)

14	TYPE OF REPORTING PERSON* IA, OO

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON (A) 13,333,518 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF MAY 3, 2002, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 30, 2002, FILED ON MAY 14, 2002, AND (B) 2,669,720 SHARES OF PARTY CITY COMMON STOCK ISSUED PURSUANT TO THE NET EXERCISE OF THE GOLDMAN WARRANT (DESCRIBED IN ITEM 3 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 702145103	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSM, LLC IRS No.: 95-4760193

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,496,000 SHARES(1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,496,000 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,496,000 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(2)

14	TYPE OF REPORTING PERSON* OO

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON (A) 13,333,518 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF MAY 3, 2002, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 30, 2002, FILED ON MAY 14, 2002, AND (B) 2,669,720 SHARES OF PARTY CITY COMMON STOCK ISSUED PURSUANT TO THE NET EXERCISE OF THE GOLDMAN WARRANT (DESCRIBED IN ITEM 3 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 702145103	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSM II, LLC IRS No.: 52-2263031

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 318,000 SHARES

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 318,000 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,000 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(1)

14	TYPE OF REPORTING PERSON* OO

(1)	BASED ON (A) 13,333,518 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF MAY 3, 2002, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 30, 2002, FILED ON MAY 14, 2002, AND (B) 2,669,720 SHARES OF PARTY CITY COMMON STOCK ISSUED PURSUANT TO THE NET EXERCISE OF THE GOLDMAN WARRANT (DESCRIBED IN ITEM 3 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 702145103	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVAR/MM, LLC IRS No.: 45-0479189

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,669,720 SHARES

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,669,720 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,720 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%(1)

14	TYPE OF REPORTING PERSON* OO

(1)	BASED ON (A) 13,333,518 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF MAY 3, 2002, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 30, 2002, FILED ON MAY 14, 2002, AND (B) 2,669,720 SHARES OF PARTY CITY COMMON STOCK ISSUED PURSUANT TO THE NET EXERCISE OF THE GOLDMAN WARRANT (DESCRIBED IN ITEM 3 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 702145103	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TENNENBAUM & CO., LLC IRS No.: 95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ]
(B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,622,781 SHARES(1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,622,781 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,781 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%(2)

14	TYPE OF REPORTING PERSON* OO

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON (A) 13,333,518 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF MAY 3, 2002, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 30, 2002, FILED ON MAY 14, 2002, AND (B) 2,669,720 SHARES OF PARTY CITY COMMON STOCK ISSUED PURSUANT TO THE NET EXERCISE OF THE GOLDMAN WARRANT (DESCRIBED IN ITEM 3 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 702145103	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL E. TENNENBAUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ]
(B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,622,781 SHARES(1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,622,781 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,781 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%(2)

14	TYPE OF REPORTING PERSON* IN

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON (A) 13,333,518 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF MAY 3, 2002, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 30, 2002, FILED ON MAY 14, 2002, AND (B) 2,669,720 SHARES OF PARTY CITY COMMON STOCK ISSUED PURSUANT TO THE NET EXERCISE OF THE GOLDMAN WARRANT (DESCRIBED IN ITEM 3 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 6 to Schedule 13D relating to Party City Corporation, a Delaware corporation (“Party City”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999, Amendment No. 2 thereto filed with the Commission on January 21, 2000, Amendment No. 3 thereto filed with the Commission on October 23, 2000, Amendment No. 4 thereto filed with the Commission on March 12, 2001 and Amendment No. 5 thereto filed with the Commission on October 12, 2001 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 1. Security and Issuer.

     The information in Item 1 is hereby amended and restated as follows:

     This statement relates to the beneficial ownership of 5,622,781 shares of Common stock, par value $.01 per share (“Common Stock”), of Party City. The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and restated as follows:

     (a)  This Statement is being filed by Special Value Investment Management, LLC, a Delaware limited liability company (“SVIM”), SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSMII”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). SVIM, SVIM/MSM, SVIM/MSMII, SVAR/MM, TCO, and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b)  The address of the Reporting Persons’ principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

     (c)  The principal business of SVIM is investment advising. Its managing member is TCO. The principal business of SVIM/MSM is serving as managing member of Special Value Bond Fund, LLC, a Delaware limited liability company (“SVBF”). Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBFII”). Its managing member is TCO. The principal business of SVAR/MM is serving as managing member of Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVARF”). Its managing member is TCO. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.

     (d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e)  During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Tennenbaum is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby amended and restated as follows:

     The statement relates to a letter agreement (the “Letter Agreement”) dated June 12, 2002 between SVARF and Goldman, Sachs & Co. (“Goldman Sachs”) whereby on June 13, 2002 SVARF purchased from Goldman Sachs 2,669,720 shares of Party City Common Stock at a purchase price of $13.25 per share, for an aggregate purchase price of $35,373,790. The shares of Party City Common Stock were issued upon the net exercise by Goldman Sachs of a warrant (the “Goldman Warrant”) issued by Party City to Goldman Sachs to purchase 2,867,000 shares of Party City Common Stock. The source of funds for the purchase of these shares was the working capital of SVARF.

     The Reporting Persons previously exercised a warrant described in this Item 3 below (the “Warrant”) in part and subsequently distributed a portion of the shares of Party City Common Stock received upon such exercise to third party investors in the Reporting Persons. SVBF partially exercised the Warrant for an aggregate of 600,000 shares of Party City Common Stock. Exercise of the Warrant was effected on a net exercise basis. At the time of the exercise the last sale price of Party City Common Stock as reported on the Nasdaq National Market was $6.40 per share. The exercise price under the terms of the Warrant was $1.07 per share. Under the terms of the Warrant, such net exercise resulted in an aggregate of 499,687 shares of Party City Common Stock issued to SVBF. SVBF immediately distributed an aggregate of 385,626 shares of Party City Common Stock to third party direct and indirect investors in SVBF and distributed an aggregate of 114,061 shares of Party City Common Stock to TCO. No funds were used in the partial exercise of the Warrant due to such exercise being effected on a net exercise basis.

     The Reporting Persons previously acquired 343,000 shares of Party City Common Stock and a warrant dated as of August 16, 1999, as amended on January 14, 2000 (the “Warrant”), to purchase 3,096,000 shares of Party City Common Stock. Under the terms of the Warrant, as a result of the partial exercise of the Warrant described above, Party City Corporation cancelled the Warrant and reissued a warrant in substantially identical form for the remaining balance of the shares of Party City Common Stock covered by the Warrant (the “New Warrant”). The sole source of funds used in purchasing said 343,000 shares of Party City Common Stock was the working capital of SVBFII, except for $88,250 funded by the Separate Account. The aggregate amount of funds used in all such purchases was $1,158,353 (including brokerage commissions).

     Party City issued the Warrant pursuant to that certain Securities Purchase Agreement between Party City and TCO dated as of August 16, 1999 (the “Securities Purchase Agreement”) as amended by that certain First Amendment to Securities Purchase Agreement dated as of January 14, 2000 (the “First Amendment”) and by that certain Second Amendment to Securities Purchase Agreement dated as of April 1, 2001 (the “Second Amendment, and together with the First Amendment, the “Amendments”). The Warrant was acquired by TCO along with certain secured notes of Party City in the aggregate principal amount of $6,750,000. The aggregate purchase price for the Warrant and such secured notes from Party City was $6,750,000. The source of funds for the purchase of the Warrant and the secured notes by TCO was a margin account of the Reporting Persons with Jefferies & Company, Inc.

     On September 1, 1999, SVBF purchased the Warrant and the secured notes from TCO for aggregate consideration of $6,750,000. The source of funds for the purchase of the Warrant and the secured notes from TCO was the working capital of SVBF.

     Upon exercise of the New Warrant, SVBF must pay an exercise price of $1.07 per share for an aggregate exercise price of $2,670,720, or reduce the number of shares into which the New Warrant is exercisable if it is exercised on a net exercise basis. It is presently anticipated that the source of funds for payment of the exercise price (if not exercised on a net exercise basis) will be SVBF’s general working capital.

Item 4. Purpose of Transaction.

     The information in Item 4 is hereby amended and restated as follows:

     The Reporting Persons acquired the shares of Party City Common Stock and the Warrant in order to obtain an equity position in Party City. The Reporting Persons intend to review on a continuing basis their investment in Party City in light of the factors discussed herein.

     The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, and subject to the terms of the Investor Rights Agreement (filed as an exhibit hereto), acquire additional shares in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. The Reporting Persons may also explore other strategic transactions with Party City, including the possible acquisition of additional securities from Party City which could result in the Reporting Persons controlling a significantly larger portion of the equity in Party City, including possibly a majority of the ownership of Party City. Through their representatives on the Party City Board of Directors, the Reporting Persons will, from time to time, participate actively in the formulation, determination and direction of basic business decisions and policies of Party City, including with respect to Party City's growth and potential strategic transactions, and the Reporting Persons may submit one or more proposals with respect to strategic transactions for the consideration of management of Party City. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions; on-going evaluation of Party City's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of Party City; and other future developments.

     Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the shares of Party City Common Stock or the Warrant or the underlying shares of common stock beneficially owned by them in the open market or in privately negotiated transactions. The Reporting Persons also may submit one or more other proposals for the consideration of management of Party City, and/or communicate with other stockholders of Party City.

     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to Party City, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and restated as follows:

     (a)-(b) The shares of Party City Common Stock identified in Item 1 constitute 30.4% of the outstanding Common Stock of Party City, based upon (a) 13,333,518 shares of Party City Common Stock outstanding as of May 3, 2002, as reported by Party City Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2002, filed on May 14, 2002, and (b) 2,669,720 shares of Party City Common Stock issued pursuant to the net exercise of the Goldman Warrant (described in Item 3 above), and computed in accordance with Rule 13d-3(d)(1). SVIM may be deemed to beneficially own 5,622,781 shares of Party City Common Stock (30.4% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which it has shared voting and dispositive power with SVIM/MSM, TCO and Mr. Tennenbaum, 318,000 shares which it has shared voting and dispositive power with SVIM/MSMII, TCO and Mr. Tennenbaum, 2,669,720 shares which it has shared voting and dispositive power with SVAR/MM, TCO and Mr. Tennenbaum, and 139,061 shares which it has shared voting and dispositive power with TCO and Mr. Tennenbaum; SVIM/MSM may be deemed to beneficially own 2,496,000 shares of Party City Common Stock (13.5% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with SVIM, TCO and Mr. Tennenbaum; SVIM/MSMII may be deemed to beneficially own 318,000 shares of Party City Common Stock (2.0% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with SVIM, TCO and Mr. Tennenbaum; SVAR/MM may be deemed to beneficially own 2,669,720 shares of Party City Common Stock (16.7% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with SVIM, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 5,622,781 shares of Party City Common Stock (30.4% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which it has shared voting and dispositive power with SVIM, SVIM/MSM and Mr. Tennenbaum, 318,000 shares which it has shared voting and dispositive power with SVIM, SVIM/MSMII and Mr. Tennenbaum, 2,669,720 shares which it has shared voting and dispositive power with SVIM, SVAR/MM and Mr. Tennenbaum, and 139,061 shares which it has shared voting and dispositive power with SVIM and Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 5,622,781 shares of Party City Common Stock (30.4% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which he has shared voting and dispositive power with SVIM, SVIM/MSM and TCO, 318,000 shares which he has shared voting and dispositive power with SVIM, SVIM/MSMII and TCO, 2,669,720 shares which he has shared voting and dispositive power with SVIM, SVAR/MM and TCO, and 139,061 shares which he has shared voting and dispositive power with SVIM and TCO.

     (c)  Except as described in this statement, the Reporting Persons have not effected transactions in Party City’s Common Stock within 60 days prior to the date of this statement.

     (d)  SVBF, which is an affiliate of the Reporting Persons, upon exercise of the Warrant, will have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,496,000 shares of Party City Common Stock, which is more than 5% of the Common Stock of Party City. A bond fund, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 318,000 shares of Party City Common Stock, which is less than 5% of the Common Stock of Party City. A separate family account that is managed by SVIM has the right to receive and the power to direct the receipt of the dividends from, or the proceeds from the sale of, 25,000 shares of Party City Common Stock, which is less than 5% of the Common Stock of Party City. SVARF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,669,720 shares of Party City Common Stock, which is more than 5% of the Common Stock of Party City.

     (e)  Not applicable.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended to include a revised Exhibit 1— Joint Filing Agreement, filed herewith.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2002	SPECIAL VALUE INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
Its: Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its: Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its: Managing Member

SVAR/MM, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its: Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:
/s/ Michael E. Tennenbaum
Name: Michael E. Tennenbaum
Its: Managing Member
Date: June 13, 2002

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum
Michael E. Tennenbaum
Date: June 13, 2002

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826)

Exhibit 3	Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826)

Exhibit 4	First Amendment to Securities Purchase Agreement, dated as of January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826)

Exhibit 5	Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Jack Futterman, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826)

Exhibit 6	First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 7	Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 8	Second Amendment to Securities Purchase Agreement, dated as of April 1, 2001, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.10 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 9	Warrant to Purchase Common Stock, dated September 28, 2001, of Party City Corporation, incorporated herein by reference to Exhibit 9 to Amendment No. 5 to Schedule 13D/A of Party City Corporation filed with the Securities and Exchange Commission on October 12, 2001.